STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, North Carolina 27804
252-972-9922

January 2, 2013

VIA EDGAR
==========

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 of the ISM Global Alpha Tactical Fund and ISM Dividend Income Fund, each a series of the Starboard Investment Trust (File Nos. 333-159484 and 811-22298)

Ladies and Gentlemen:

Enclosed for review, please find a draft of the Definitive Proxy Statement for the Trust, which incorporates certain revisions and conforming changes to the Trust’s Preliminary Proxy Statement filed on October 29, 2012, including the Trust’s responses to the comments provided by Ms. Kimberly A. Browning on November 8, 2012.  Per Ms. Browning’s request, her comments and the Trust’s responses to the comments are provided below.

1.	Comment: Why do the proxy materials not include a letter to shareholders and a list of frequently asked questions?

Response: It was determined that the proxy statement adequately explained the proposals. The Fund’s investment advisor has added a short cover letter explaining their recommendation.

2.
Comment:  The note at the bottom of the “Notice of Meeting” discusses voting by mail.  Are there other ways to return a proxy?  If so, make sure that references to submitting proxies consistently mention all available methods.

Response: The proxy statement has been revised so that it consistently notes all the available methods for returning proxies.

3.
Comment:  Clarify the disclosure on revocation procedures to indicate that all proxies be revoked using all methods by which they can be submitted.  If proxies cannot be revoked using all methods by which they can be submitted, explain why revocation methods differ from submission methods.

Response: Proxies can be revoked using all methods by which they can be submitted. The proxy statement has been clarified accordingly.

4.	Comment: In the disclosure regarding treatment of unmarked ballots, clarify the different treatment of signed and unsigned ballots with unspecified votes.

Response: The proxy statement has been revised to clearly describe how unsigned proxies will be handled.

5.	Comment: Confirm that all of the Funds’ material agreements have been filed as exhibits to the registration statement.

Response: All of the Funds’ material agreements have been filed as exhibits to the registration statement.

6.
Comment:  In “Proposal One,” explain the circumstances that have made changing the management fee necessary, especially given the substantial amount of the increase and the short period of time that has passed since the original advisory agreement was approved.

Response: The proxy statement has been revised so that it includes additional background on the proposed change to the management fee.

7.
Comment:  In “Proposal One,” explain what services FolioMetrix is performing for the ISM Dividend Income Fund that justify its fee since an investment sub-advisor appears to be responsible for implementing the Fund’s investment program.

Response:  The proxy statement has been revised to include additional explanation of the services that will be performed by FolioMetrix.  Currently, the FolioMetrix monitors the investment portfolio of the ISM Dividend Income Fund which is comprised of underlying investment companies.  If approved by shareholders, FolioMetrix will oversee the activity of the sub-advisor on a day to day basis in much the same way that FolioMetrix currently oversees the Fund's investment in the underlying investment companies.  To that end, FolioMetrix believes that it will have the opportunity to exercise a greater degree of risk control and oversight of the Fund’s portfolio given the increased transparency afforded by the sub-advisory relationship, as compared to the relative lack of transparency associated with investing in underlying funds.

8.
Comment:  It appears that the fee arrangements with the investment sub-advisor for the ISM Dividend Income Fund were considered by the Board of Trustees when determining whether the increased advisory fee was reasonable.  Were these fee arrangements a factor considered in approving the advisory contract?  If so, explain why consideration of these fee arrangements was appropriate, rather than solely evaluating the fee paid to the FolioMetrix and the services performed by FolioMetrix.

Response:  The proxy has been revised to clarify that the Board of Trustees considered the reasonableness of the proposed advisory fee to be paid to FolioMetrix.  In that regard, the Board of Trustees considered several factors in assessing the reasonableness of the proposed advisory fee, including, but not limited to, the nature of the services to be provided to the Fund by FolioMetrix, as well as the costs of the services to be provided and profits to be realized by FolioMetrix in providing such services.

9.	Comment: In approving the advisory contract, did the Board of Trustees assess the ability of FolioMetrix to pay the investment sub-advisor? If so, what were their findings?

Response:  In approving the advisory contract, the Trustees reviewed the financial statements for FolioMetrix and discussed the financial stability and profitability of the firm.  This review factored into the Trustees’ conclusion that the fees to be paid to FolioMetrix by the ISM Dividend Income Fund were fair and reasonable in relation to the nature and quality of the services provided by FolioMetrix.  While a specific finding was not made by the Board of Trustees as to the ability of FolioMetrix to pay the proposed investment sub-advisor, the Board of Trustees did not express any reservations regarding such ability during the deliberations of the Board and subsequent approval of the Investment Sub-Advisory Agreement.

10.	Comment: In “Proposal One,” explain what happens if the investment strategy for the ISM Dividend Income Fund is not modified. Will the investment sub-advisor still be engaged to manage the portfolio?

Response: The proxy statement has been revised in order to what happens if the investment strategy for the ISM Dividend Income Fund is not modified.

11.	Comment: Has FolioMetrix met its obligations under the operating plan with the Fund’s administrator.

Response: FolioMetrix has not failed to meet its obligations under the operating plan with the Fund’s administrator.

12.	Comment: Use a term other than “amended Investment Advisory Agreement” when referring to the agreement that shareholders are being asked to approve.

Response: The proxy statement has been revised as requested.

13.
Comment:  In “Proposal One,” relocate the table that compares the compensation under the current agreement and proposed agreement to a separate section of the proxy statement with its own heading.  The fee tables should be presented in a manner that conforms to the requirements of Item 3 of Form N-1A.

Response: The proxy statement has been revised as requested.

14.	Comment: In keeping with the requirements of Item 3 of Form N-1A, the fee tables should be presented separately for each Fund.

Response: The proxy statement has been revised as requested.

15.
Comment:  Confirm that the fee tables conform to the requirements of Section 10(a)(3) of the Securities Act.  Are the tables based on the most current information available?  Is it possible that any of the fees are underestimated since the advisory fees were underestimated?

Response:  The information in the fee tables uses the estimates produced for the Funds’ initial prospectus.  Given the short operational history of the Funds, these estimates are believed to still be the best information available.

16.	Comment: In “Proposal One,” explain how the “Other Expenses” in the “Annual Fund Operating Expenses” were estimated.

Response:  In keeping with previous requests from SEC staff, the “Other Expenses” are made up of the fee paid by the Fund to the Fund’s administrator under the Fund Accounting and Administration Agreement and the maximum payment made by FolioMetrix to the Fund’s administrator under the Operating Plan.  The figures used in the fee tables in the proxy statement are based on the maximum fee or payment under these agreements.  Accordingly, “Other Expenses” of 0.70% represents a 0.25% administration fee paid by the Fund and a 0.45% payment by FolioMetrix under the Operating Plan.

17.	Comment: In the third footnote to the fee tables, explain that the net expense ratio will increase if the Fund incurs expenses excluded from the administration fee and operating plan.

Response: The proxy statement has been revised as requested.

18.
Comment:  The third footnote to the fee tables notes that the administration agreement and operating plan run through October 1, 2013; however, expense limitation arrangements must continue for at least one year from the effective date of the proxy statement if they are going to be disclosed in the fee tables.

Response: The operating plan is being amended so that the current term will run until October 1, 2014.

19.	Comment: Confirm that there’s no connection between FolioMetrix’s obligations under the operating plan and the proposed increase in the advisory fee.

Response: There’s no connection between FolioMetrix’s obligations under the operating plan and the proposed increase in the advisory fee.

20.	Comment: Confirm that the expense example following the fee tables assumes that the expense limitation arrangements will only be in place though the current term of the operating plan.

Response: The expense example following the fee tables assumes that the expense limitation arrangements will only be in place for one year.

21.
Comment:  Relocate the paragraph that follows the expense examples.  It seems that it would be more appropriate to include the disclosure in the discussion regarding the factors considered by the Board of Trustees when approving the advisory contract.

Response:  The paragraph has been deleted and the information contained therein has been partially incorporated into the discussion regarding the factors considered by the Board of Trustees when approving the advisory contract.

22.	Comment: Provide additional disclosure regarding the plan to modify the investment strategy for the ISM Dividend Income Fund. What is the current status of such change?

Response: Additional disclosure regarding the plan to modify the investment strategy for the ISM Dividend Income Fund has been provided.

23.
Comment:  In the paragraph following the expense examples, what is the basis for the anticipated net expense ratios that are disclosed?  As presented, the figures appear to be unsubstantiated assertions and SEC staff objects to their inclusion in the disclosure.

Response: The cited information has been removed.

24.	Comment: The paragraphs following the expense examples should be presented in a separate section with its own heading.

Response: The proxy statement has been revised as requested.

25.	Comment: The sections entitled “Evaluation by the Board of Trustees” should be organized in a manner that it easier to read. Consider using subheadings and shorter paragraphs.

Response: The proxy statement has been revised as requested.

26.	Comment: In the sections entitled “Evaluation by the Board of Trustees,” note whether the Board of Trustees has retained independent legal counsel.

Response: The proxy statement has been revised as requested.

27.
Comment:  In light of the statement that “the following summary does not detail all the matters considered” in the sections entitled “Evaluation by the Board of Trustees,” note that the summary does include all material information regarding the matters considered.

Response: The statement cited in the comment has been deleted.

28.
Comment:  In the sections entitled “Evaluation by the Board of Trustees,” provide additional disclosure regarding the memorandum submitted by FolioMetrix.  What kinds of information did it contain?  Is all of the material information in the memorandum reflected in the proxy?  How was the memorandum used by the Board of Trustees?

Response:  The proxy statement has been revised so that it explains the type of information contained in the memorandum.  FolioMetrix prepared the memorandum in order to ensure that the Board of Trustees would be fully informed in its consideration of approval of amendments to the Investment Advisory Agreement.

29.
Comment:  The sections entitled “Evaluation by the Board of Trustees” should provide additional disclosure regarding the risks and downsides of approval of the advisory contract with respect to each factor considered.

Response:  The revised disclosure under “Evaluation by the Board of Trustees” in the proxy statement is believed to provide an accurate and balanced description of the Board’s consideration of the amendments to the Investment Advisory Agreement.

30.	Comment: References to Form ADV should explain what Form ADV is in plain English.

Response: The proxy statement has been revised as requested.

31.
Comment:  In the part of the sections entitled “Evaluation by the Board of Trustees” that discusses consideration of the investment performance of the Funds, explain how a performance to other funds was possible given the limited performance history of the Funds.  How was this information used by the Board of Trustees?  How was this information useful with respect to the ISM Dividend Income Fund given the plans to modify the investment strategy?  Why was the performance of the ISM Dynamic Growth Fund and ISM Dynamic Total Return Fund relevant?  To the extent performance information is referenced, does it need to be disclosed?

Response: The disclosure has been revised to clarify how the performance information was used by the Board of Trustees.

32.
Comment:  The following sentence in the section entitled “Evaluation by the Board of Trustees” under “Proposal One” should be restated in plain English: “It was also noted that FolioMetrix believed that the management fee it originally proposed for the Funds was flawed and the relationship could not be profitable unless the management fee was increased.”

Response: The proxy statement has been revised as requested.

33.
Comment:  In the sections entitled “Evaluation by the Board of Trustees” that discusses consideration of economies of scales, explain how findings were made by the Board of Trustees given that the Funds have a limited operating history.  Is it possible to make accurate findings based on such a limited operating history?

Response:  The consideration of economies of scales primarily involved reviewing the fee arrangements for breakpoints or other provisions that would allow the Funds’ shareholders to benefit from economies of scale as the Funds grow.  The disclosure has been clarified.

34.
Comment:  In the disclosure under “Evaluation by the Board of Trustees” regarding economies of scales, provide more details on the consideration of agreements with service providers other than FolioMetrix and explain why such agreements are relevant.

Response:  The disclosure has been revised in order to clarify that the Board of Trustees considered the fact that the proposed advisory agreements, as was the case when each agreement was originally approved by the Board of Trustees earlier this year, do not provide for breakpoints at larger asset levels.  The Trustees noted that breakpoints in the advisory fee could be reconsidered in the future.

35.
Comment:  In the disclosure under “Evaluation by the Board of Trustees” regarding economies of scales, a statement that economies of scale are unlikely to be realized in the near future follows the statement regarding agreements with service providers other than FolioMetrix.   Are these statements consistent?  Clarify or restate as necessary.

Response: The disclosure has been revised in order to clarify the statements.

36.
Comment:  In the disclosure under “Evaluation by the Board of Trustees” regarding economies of scales, note that the payments made by FolioMetrix to the Administrator are based on contractual obligations.

Response: The proxy statement has been revised as requested.

37.
Comment:  In the disclosure under “Evaluation by the Board of Trustees” regarding economies of scales, the statement that “the Fund’s administration fee was a significant component of the gross expense ratio” should be restated in plain English.

Response: The proxy statement has been revised as requested.

38.
Comment:  In the section entitled “The Investment Sub-Advisory Agreement” under “Proposal Two,” revise the first sentence to state that “FolioMetrix (not the Fund) will pay a fee out of its own legitimate profits to Forward Management equal to 0.45% of the Fund’s average daily net assets.”

Response: The proxy statement has been revised as requested.

39.	Comment: Provide a representation that there is no affiliation between FolioMetrix and Forward Management.

Response: There is no affiliation between FolioMetrix and Forward Management.

Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2.
Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

3.
The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact Terrence O. Davis at  (678) 406-8740 or the undersigned at (252) 984-3816, extension 249.  Thank you for your consideration.

Sincerely,
Starboard Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick
Secretary

cc:	Ms. Kimberly A. Browning
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Terrence O. Davis
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
920 Massachusetts Avenue, NW
Suite 900
Washington, DC 20001